Exhibit 12.1

Marathon Petroleum Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited
(In millions)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Portion of rentals representing interest	$110	$85	$71	$46	$41
Capitalized interest	37	27	28	101	112
Other interest and fixed charges	288	201	167	90	60
Total fixed charges (A)	$435	$313	$266	$237	$213
Earnings-pretax income with applicable adjustments (B)	$4,852	$4,194	$3,518	$5,423	$3,848
Ratio of (B) to (A)	11.2	13.4	13.2	22.9	18.1